EXHIBIT 99.1

Brookfield Asset Management Reports Record 2018 Net Income and FFO

Net Income of $7.5 billion or $3.40 per share
FFO of $4.4 billion or $4.36 per share

BROOKFIELD, NEWS, Feb. 14, 2019 (GLOBE NEWSWIRE) --  Brookfield Asset Management Inc. (NYSE: BAM, TSX: BAM.A, Euronext: BAMA), a leading global alternative asset manager, today announced financial results for the year ended December 31, 2018.

Bruce Flatt, CEO of Brookfield, stated, "We had a record year, generating $7.5 billion of net income. Fundraising has been strong and included the recent closing of our largest flagship real estate fund to date at $15 billion, as well as a $7 billion first close for our flagship private equity fund. We invested or committed $35 billion into new transactions during the year, and ended the year with $34 billion of capital for deployment globally."

Operating Results

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2018	2017	2018	2017
Net income[1]	$3,028	$2,083	$7,488	$4,551
Per Brookfield share[2]	1.87	1.02	3.40	1.34
Funds from operations[2,3]	$1,356	$1,301	$4,401	$3,810
Per Brookfield share[2,3]	1.35	1.28	4.35	3.74

1.     Consolidated basis – includes amounts attributable to non-controlling interests.
2.     Excludes amounts attributable to non-controlling interests.
3.     See Basis of Presentation on page 8 and a reconciliation of net income to FFO on page 5.

Net income and funds from operations (“FFO”) for 2018 were our largest to date. Net income reached $7.5 billion and FFO exceeded $4.4 billion for the year, a 65% and 16% increase from the prior year, respectively. FFO would have been $4.5 billion or $0.11 per share higher if not for the impact of the year end volatility on our financial assets, much of which has reversed in the first quarter following the market recovery.

Fee related earnings (after costs) contributed more than $1.1 billion to FFO in 2018, a 26% increase from the prior period, reflecting growth in our private fund fee bearing capital and increased fees from our listed partnerships. FFO from invested capital increased as a result of acquisitions made across our businesses and a full year of contributions from investments made in the prior year. Organic growth was strong across the portfolio, particularly in our private equity business as a result of improved pricing within our industrial operations.

Disposition gains contributed FFO of $1.5 billion for the year. We monetized several investments across our portfolio including an Australian energy company in our private equity business and a North American logistics business in our real estate operations. These sales marked significant milestones for the funds in which the assets were held, as we have now returned 100% of the capital originally invested in the funds, delivered the preferred return to our investors and have now started to recognize carried interest in both funds.

Dividend Declaration

The Board declared a quarterly dividend of US$0.16 per share (representing US$0.64 per annum), payable on March 29, 2019 to shareholders of record as at the close of business on February 28, 2019. This represents a 7% increase over the prior year. The Board also declared the regular monthly and quarterly dividends on its preferred shares.

Operating Highlights

Fee bearing capital reached $138 billion, a 10% increase over December 2017, led by fundraising for our latest vintage of flagship funds.

We had our most successful fundraising year, closing $26 billion of capital across our various product offerings, including a $7 billion first close of our fifth flagship private equity fund, and $9 billion of capital for our third flagship real estate fund ("BSREP III"). We raised $10 billion of capital across a variety of other strategies, including over $1 billion in our long-life real estate funds, $1 billion in the first close of our long-life infrastructure fund and $6 billion in co-investments. We also launched fundraising for our latest flagship infrastructure fund.

BSREP III held its final close in January and reached a total fund size of $15 billion, inclusive of $3.75 billion from BAM and BPY, making it our largest real estate fund to date.

Contributing to the success of our fundraising efforts was significant progress made within our private wealth channel. We raised $2 billion during 2018 from multiple channels, including private banks and registered investment advisors.

Fee bearing capital growth has led to a record $3 billion run-rate of annualized fees and target carry, up 20% from December 2017.

Annualized fee revenues increased to $1.5 billion, or $927 million after costs, attributable to fees from new funds raised. Target carried interest increased 43% to $1.4 billion, or $1.0 billion after costs, as a result of the fundraising activity throughout the year.

In 2018, we realized $254 million of carried interest before costs, including $100 million from our first flagship real estate fund and $90 million from our fourth private equity fund. Both of these funds have now returned investors' initial capital plus a preferred return, enabling us to recognize realized carried interest, and if our plans are achieved, we expect to generate significant carry in 2019 with other dispositions.

In 2018, we surpassed $2 billion of free cash generated and available for distribution to shareholders and expect this to continue to increase.

Our asset management franchise generated over $1.3 billion of cash as recent fundraising and listed partnership fees drove growth in fee related earnings. Our invested capital generated $1.7 billion in distributions as a result of strong growth in FFO per unit. We expect free cash flow to continue increasing along with the growth in fee related earnings and distributions from invested capital and will be further supplemented by carried interest.

We invested or committed $35 billion of capital in 2018 and have $34 billion of available liquidity to deploy.

Despite our cautious attitude toward investing, we continued to find a number of attractive investments during 2018. Our real estate business completed the $15 billion acquisition of a retail mall portfolio as well as the acquisition of an $11 billion premier portfolio of largely office and residential properties, cementing our position as the dominant owner of mixed-use property in the U.S. Our infrastructure business closed several notable deals, including the acquisition of a leading residential energy infrastructure provider, as well as a group of natural gas midstream transportation assets. Our renewable power business acquired a Spanish portfolio of solar and wind assets, allowing us to further expand our European operations. Finally, our private equity business closed the acquisition of an infrastructure services business servicing the power industry, and most recently announced an agreement to purchase a leading global battery manufacturing business. With $11 billion of core liquidity and $23 billion of uncalled fund commitments, we continue to source investment opportunities to deploy this capital at attractive returns.

CONSOLIDATED BALANCE SHEETS

Unaudited (US$ millions)	December 31	December 31
	2018	2017
Assets
Cash and cash equivalents	$8,390	$5,139
Other financial assets	6,227	4,800
Accounts receivable and other	16,931	11,973
Inventory	6,989	6,311
Assets classified as held for sale	2,185	1,605
Equity accounted investments	33,647	31,994
Investment properties	84,309	56,870
Property, plant and equipment	67,294	53,005
Intangible assets	18,762	14,242
Goodwill	8,815	5,317
Deferred income tax assets	2,732	1,464
Total Assets	$256,281	$192,720

Liabilities and Equity
Corporate borrowings	$6,409	$5,659
Accounts payable and other	24,801	19,389
Non-recourse borrowings of managed entities	111,809	72,730
Deferred income tax liabilities	12,236	11,409
Subsidiary equity obligations	3,876	3,661
Equity
Preferred equity	4,168	4,192
Non-controlling interests in net assets	67,335	51,628
Common equity	25,647	24,052
Total Equity	97,150	79,872
Total Liabilities and Equity	$256,281	$192,720

CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2018	2017	2018	2017
Revenues	$16,006	$13,065	$56,771	$40,786
Direct costs	(12,680)	(10,635)	(45,519)	(32,388)
Other income and gains	585	944	1,166	1,180
Equity accounted income	408	123	1,088	1,213
Expenses
Interest	(1,477)	(968)	(4,854)	(3,608)
Corporate costs	(28)	(26)	(104)	(95)
Fair value changes	257	280	1,794	421
Depreciation and amortization	(927)	(590)	(3,102)	(2,345)
Income tax	884	(110)	248	(613)
Net income	$3,028	$2,083	$7,488	$4,551

Net income attributable to:
Brookfield shareholders	$1,884	$1,046	$3,584	$1,462
Non-controlling interests	1,144	1,037	3,904	3,089
	$3,028	$2,083	$7,488	$4,551

Net income per share
Diluted	$1.87	$1.02	$3.40	$1.34
Basic	1.91	1.05	3.47	1.37

SUMMARIZED FINANCIAL RESULTS

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2018	2017	2018	2017
Net income	$3,028	$2,083	$7,488	$4,551
Realized disposition gains in fair value changes or prior periods	543	465	1,445	1,116
Non-controlling interests	(1,844)	(2,091)	(6,015)	(4,964)
Financial statement components not included in FFO
Equity accounted fair value changes and other non-FFO items	222	508	1,284	856
Fair value changes	(257)	(280)	(1,794)	(421)
Depreciation and amortization	927	590	3,102	2,345
Deferred income taxes	(1,263)	26	(1,109)	327
Funds from operations[1,2]	$1,356	$1,301	$4,401	$3,810

SEGMENT FUNDS FROM OPERATIONS

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2018	2017	2018	2017
Asset management	$393	$362	$1,317	$970
Real estate	677	636	1,786	2,004
Renewable power	114	93	328	270
Infrastructure	95	91	602	345
Private equity	212	32	795	333
Residential	52	96	49	34
Corporate	(187)	(9)	(476)	(146)
Funds from operations[1,2]	$1,356	$1,301	$4,401	$3,810

Per share[3]	$1.35	$1.28	$4.35	$3.74
  Non-IFRS measure – see Basis of Presentation on page 8.
  Excludes amounts attributable to non-controlling interests.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

EARNINGS PER SHARE

Unaudited For the periods ended December 31 (US$ millions, except per share amounts)	Three Months Ended		Years Ended
	2018	2017	2018	2017
Net income	$3,028	$2,083	$7,488	$4,551
Non-controlling interests	(1,144)	(1,037)	(3,904)	(3,089)
Net income attributable to shareholders	1,884	1,046	3,584	1,462
Preferred share dividends	(37)	(39)	(151)	(145)
Dilutive effect of conversion of subsidiary preferred shares	(18)	—	(105)	—
Net income available to common shareholders	$1,829	$1,007	$3,328	$1,317

Weighted average shares	957.6	959.2	957.6	958.8
Dilutive effect of the conversion of options and escrowed shares using treasury stock method[1]	18.2	24.2	19.8	21.2
Shares and share equivalents	975.8	983.4	977.4	980.0

Diluted earnings per share[2]	$1.87	$1.02	$3.40	$1.34
  Includes management share option plan and escrowed stock plan.
  Per share amounts are inclusive of dilutive effect of mandatorily redeemable preferred shares held in a consolidated subsidiary.

CASH AVAILABLE FOR DISTRIBUTION

Unaudited For the periods ended December 31 (US$ millions)	Three Months Ended		Years Ended
	2018	2017	2018	2017
Fee related earnings[3]	$227	$316	$1,129	$896
Distributions from investments	440	352	1,698	1,351
Other invested capital earnings
Corporate interest expense	(82)	(70)	(323)	(261)
Corporate costs and taxes	(57)	(12)	(163)	(39)
Other wholly owned investments	54	148	41	23
	(85)	66	(445)	(277)
Preferred share dividends	(37)	(39)	(151)	(145)
Cash available for distribution before realized carried interest	545	695	2,231	1,825
Realized carried interest, net[3]	166	46	188	74
Cash available for distribution and reinvestment	$711	$741	$2,419	$1,899

3.      Non-IFRS measure – see Basis of Presentation on page 8.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the three months ended December 31, 2018 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The statements contained herein are based primarily on information that has been extracted from our financial statements for the quarter ended December 31, 2018, which have been prepared using IFRS, as issued by the IASB. The amounts have not been audited by Brookfield’s external auditor.

Brookfield's Board of Directors have reviewed and approved this document, including the summarized unaudited consolidated financial statements prior to its release.

Information on our dividends can be found on our website under Stock & Distributions/Distribution History.

Quarterly Earnings Call Details

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2018 Year End Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Reports & Filings section at www.brookfield.com.

To participate in the Conference Call, please dial 1-866-688-9425 toll free in North America, or for overseas calls please dial 1-409-216-0815 (Conference ID: 7174879) at approximately 10:50 a.m. The Conference Call will also be Webcast live at www.brookfield.com under Brookfield Asset Management/Events and Presentations. For those unable to participate in the Conference Call, the telephone replay will be archived and available until midnight March 14, 2019. To access this rebroadcast, please call 1-855-859-2056 or 1-404-537-3406 (Conference ID: 7174879).

Brookfield Asset Management Inc. is a leading global alternative asset manager with over $350 billion in assets under management. The company has a 120-year history of owning and operating assets with a focus on real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York, Toronto and Euronext stock exchanges under the symbol BAM, BAM.A and BAMA, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Claire Holland Vice President, Branding & Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investor Relations Linda Northwood Director, Investor Relations Tel: (416) 359-8647 Email: linda.northwood@brookfield.com

Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), unless otherwise noted.

We make reference to Funds from Operations (“FFO”). We define FFO as net income attributable to shareholders prior to fair value changes, depreciation and amortization, and deferred income taxes, and include realized disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ FFO on a fully diluted basis. FFO consists of the following components:

  FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes realized carried interest and disposition gains, fair value changes, depreciation and amortization and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments on a fully diluted basis. We present this measure as we believe it assists in describing our results and variances within FFO.

  Realized Carried Interest represents our contractual share of investment gains generated within a private fund after considering our clients minimum return requirements. Realized carried interest is determined on third-party capital that is no longer subject to future investment performance.

  Realized Disposition Gains are included in FFO because we consider the purchase and sale of assets to be a normal part of the company’s business. Realized disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

We use FFO to assess our operating results and the value of Brookfield’s business and believe that many shareholders and analysts also find this measure of value to them.

We note that FFO, its components, and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers and entities.

We make reference to Invested Capital. Invested Capital is defined as the amount of common equity in our segments and underlying businesses within the segments.

We make reference to Generated or Unrealized Carried Interest, which represents our share of fund profits if all of our funds were wound up and liquidated at period end values.  We use this measure to gain additional insight into how investment performance is impacting our ability to earn carried interest in the future.

We make reference to cash flows before common share dividends that is Available for distribution or reinvestment. It is the sum of our Asset Management segment FFO and distributions received from our ownership of investments, net of Corporate activities FFO and preferred share dividends. This provides insight into earnings received by the corporation that are available for distribution to common shareholders or to be reinvested into the business.

We provide additional information on key terms and non-IFRS measures in our filings available at www.brookfield.com.

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Where this press release refers to “target carried interest” it is based on an assumption that existing funds meet their target gross returns.  Target gross returns are typically ~20% for opportunistic funds; 10% to 15% for value add, credit and core funds.  Fee terms vary by investment strategy and may change over time.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: investment returns that are lower than target; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Due to various risks, uncertainties and changes (including changes in economic, operational, political or other circumstances) beyond Brookfield’s control, the actual performance of the funds could differ materially from the target returns set forth herein. In addition, industry experts may disagree with the assumptions used in presenting the target returns. No assurance, representation or warranty is made by any person that the target returns will be achieved, and undue reliance should not be put on them.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

This news release does not constitute an offer or solicitation to buy or sell any Brookfield securities, products, or services.